SECUR[...]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. DC 209

SEC FILE NUMBER
8- 14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Pepe (212) 598-8445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank L. Pepe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 02/13/06

Sr. Vice President & Controller

Title

Notary Public

BRIAN J. RAVITZ
Notary Public, State of New York
No. 31-4761769
Qualified in New York County
Commission Expires December 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Statement of Cash Flows.

GUARDIAN INVESTOR SERVICES LLC
(An indirect wholly owned subsidiary of Guardian Life Insurance Company of America)

Statement of Financial Condition
Supplementary Information
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers
and Member of
Guardian Investor Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Guardian Investor Services LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Guardian Investor Services LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	2,344,475
Cash segregated under federal regulations		10,000
Securities purchased under agreement to resell		9,969,429
Investments, at market value		15,163,948
Receivable from affiliated mutual funds		2,666,641
Deferred distribution costs, net of accumulated amortization of $17,657,876		294,488
Receivable from The Guardian Life Insurance Company of America and affiliates		259,739
Other assets		390,993
Total Assets	$	31,099,713

Liabilities and Member's Equity

Due to The Guardian Life Insurance Company of America	$	6,082,970
Dividend payable		500,000
Commissions payable		1,159,011
Other payables and accrued expenses		1,090,060
Deferred taxes		265,671
Total Liabilities		9,097,712
Member's Equity		1,700,000
Undistributed Income		20,302,001
Total Member's Equity		22,002,001
Total Liabilities and Member's Equity	$	31,099,713

The accompanying notes are an integral part of this Statement of Financial Condition.

Guardian Investor Services LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Notes to Statement of Financial Condition
December 31, 2005

1. Organization

Guardian Investor Services LLC (GIS or the Company) is a wholly owned subsidiary of Guardian Insurance & Annuity Company, Inc. (GIAC), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America (Guardian Life). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is also a registered investment adviser under the Investment Adviser Act of 1940.

GIS provides investment advisory services to various affiliated diversified open-ended management companies (mutual funds) sponsored by Guardian Life and GIAC. The Company's business activities include the distribution of shares of The Park Avenue Portfolio (the Portfolio), a series fund consisting of thirteen portfolios.

2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents are cash and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents at year end GIS funds held by GIS in reserve. Funds collected from employees and payable to mutual funds as a result of the sale of mutual fund shares go through this account throughout the year.

Investments are valued at market with unrealized gains and losses reflected in income.

Management, distribution and administrative service fees are accrued monthly.

Deferred distribution costs relate to commissions paid to registered representatives for distribution of Class B shares for certain affiliated funds which have a contingent deferred sales charge ("CDSC"). Such costs are deferred and amortized over a four year period on a straight-line basis.

The Company is compensated for sales of B shares through the combination of annual asset-based fees (12b-1 fess or distribution fees) and CDSC to which B shares are subject. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of related costs provide an appropriate matching of expenses with the related revenues. At December 31, 2005, deferred distribution costs reported in the statement of financial condition included $17,952,364 of deferred B share distribution costs, which were net of accumulated amortization of $17,657,876. Management believes that the recoverability of these net deferred

distribution costs is supported by anticipated future revenues associated with B shares owned by GIS customers at that date.

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

The Company is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, the Company's results are included in the consolidated federal and state income tax returns of Guardian Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since Guardian Life is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where Guardian Life is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

3. Related Party Transactions

A significant portion of the Company's revenue and expenses relate to transactions with Guardian Life and its affiliates.

Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services. At December 31, 2005, the amount payable was $5,877,392.

In accordance with certain provisions of the management agreements with the mutual funds sponsored by Guardian Life and GIAC (the "Agreements"), GIS receives investment advisory fees. At December 31, 2005 the amount included in receivable from affiliates was $1,918,105.

In addition, GIS receives fees in accordance with the provisions of the distribution plans adopted by the mutual funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. At December 31, 2005 the amount included in receivable from affiliates $270,354.

GIS also receives an administrative service fee from the mutual funds for which $478,182 was included in receivable from affiliates at December 31, 2005.

The Company incurred commissions to Park Avenue Securities (a subsidiary of GIAC), including trail commissions. At December 31, 2005, the amount of commissions payable was $ 451,621.

At December 31, 2005, GIS' investments in the mutual funds were as follows:

The Guardian Park Avenue Fund - Class A	$ 77,367
The Guardian Asset Allocation Fund - Class A	92,967
The Guardian Asset Allocation Fund - Class B	2,705,449
The Guardian Baillie Gifford International Growth Fund - Class A	71,807
The Guardian Baillie Gifford International Growth Fund - Class B	2,123,250
The Guardian Investment Quality Bond Fund - Class A	2,341,959
The Guardian Park Avenue Small Cap Fund - Class A	2,586,756
The Guardian Park Avenue Small Cap Fund - Class B	361,629
The Guardian Baillie Gifford Emerging Markets Fund - Class A	2,717,009
The Guardian Baillie Gifford Emerging Markets Fund - Class B	120,664
The Guardian High Yield Bond Fund - Class B	1,965,091
Total	$ 15,163,948

At December 31, 2005, GIS' investments in the money market funds included in Cash and Cash Equivalents were as follows:

The Guardian Cash Management Fund - Class A	$ 1,663,701
The Guardian Cash Management Fund - Class B	3,056
Total	$ 1,666,757

The Guardian High Yield Bond Fund has been consolidated into the accounts of the parent company, Guardian Life.

4. Income Taxes

At December 31, 2005 the Company did not have any deferred tax assets, and its deferred tax liability of $265,671 consists of temporary differences relating to unrealized gain or loss on investments. At December 31, 2005 the Company recorded a current federal income tax receivable of $54,161 due from Guardian Life as a receivable from affiliate in the accompanying Statement of Financial Condition.

At December 31, 2005, the Company did not have any unused net operating or capital loss carryforwards available to offset against future taxable income.

The Company's federal income tax returns are routinely examined by the Internal Revenue Service ("Service") and provisions are made in the financial statements in anticipation of the results of these audits. The Service has completed all examinations of the consolidated federal income tax returns through 2002. There were no material effects on the Company's consolidated results of operations as a result of these audits. Management believes that sufficient provisions have been made for potential adjustments.

For years prior to the Company's conversion to a limited liability company, its previously filed state franchise tax returns were examined by the New York State Department of Taxation and Finance ("NYSDTF"). These examinations of returns through 2001, the year the Company converted to a limited liability company, have been completed and resulted in a total payment of $5,365,298 to the NYSDTF. Guardian Life paid the full amount of $5,365,298 to the NYSDTF in 2005. The Company repaid $2,714,324 to Guardian Life during the year and therefore has a remaining payable to Guardian Life of $2,650,974 at December 31, 2005.

5. Net Capital Requirements

GIS is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $18,616,258 which was $18,009,744 in excess of the $606,514 required to be maintained. The ratio of aggregate indebtedness to net capital was 0.49:1.

6. Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged whenever appropriate.

The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.